DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2019, Protective Insurance Corporation (the “Company,” “we” and “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its Class A common stock, without par value (the “Class A Common Stock”), and its Class B common stock, without par value (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”).
Description of Common Stock
The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), our Code of Bylaws, as amended (the “Bylaws”), and the applicable provisions of the Indiana Business Corporation Law, as amended (the “IBCL”).  Our Articles of Incorporation and Bylaws are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part. For additional information, please read our Articles of Incorporation, our Bylaws and the applicable provisions of the IBCL.
Except as described under “Voting Rights” below, the Class A Common Stock and Class B Common Stock have identical rights, preferences and restrictions.
Authorized Shares
Under our Articles of Incorporation, we are authorized to issue up to 23,000,000 shares of Common Stock, which is divided into two classes: Class A Common Stock and Class B Common Stock.  The authorized Common Stock consists of 3,000,000 shares of Class A Common Stock, without par value, and 20,000,000 shares of Class B Common Stock, without par value.   All issued and outstanding shares of our Class A Common Stock and Class B Common Stock are fully paid and nonassessable.
Voting Rights
Class A Common Stock has one vote per share on all matters presented to shareholders.   Class B Common Stock has no voting rights except on matters as to which class voting is required by the IBCL.   Under the IBCL, shareholders may vote as a class on amendments to our Articles of Incorporation if the amendments would create dissenters’ rights for such class of shares under the IBCL.  Additionally, under the IBCL, any class of shares is entitled to vote as a class on a merger or consolidation if the agreement of merger or consolidation contains any provisions which, if contained in a proposed amendment to our Articles of Incorporation, would entitle such class of shares to vote as a class.
Holders of our Class A Common Stock do not have cumulative voting rights in the election of directors or any other matter. Directors are elected by a plurality of votes cast by shares entitled to vote in the election of directors. On all other matters, unless a greater number of affirmative votes is required by our Articles of Incorporation or the IBCL, an action is approved if the votes properly cast favoring the action exceed the votes properly cast opposing the action.
Dividend Rights
Cash Dividends.  Holders of shares of our Class A Common Stock and Class B Common Stock have the right to receive cash dividends, on an equal per share basis, as may be declared from time to time by our Board of Directors, in its discretion, from any funds legally available for the payment of dividends.  When a cash dividend is paid to the holders of one class of our Common Stock, we are required to pay to the holders of the other class of Common Stock a cash dividend per share equal to the cash dividend per share paid to the holders of the class of Common Stock that originally received the cash dividend.

Stock Dividends.  Dividends may be paid in shares of Class A Common Stock or Class B Common Stock subject to the following limitations.  A dividend of shares of Class A Common Stock may be paid on the shares of Class A Common Stock provided that a simultaneous dividend in shares of Class B Common Stock is paid on the shares of Class B Common Stock that is equal, on a per share basis, to the dividend paid on the shares of Class A Common Stock.  A dividend of shares of Class B Common Stock may be paid on shares of Class B Common Stock provided that a simultaneous dividend in shares of Class A Common Stock is paid on the shares of Class A Common Stock.  We are not permitted to subdivide or combine shares of either class of Common Stock without at the same time proportionately subdividing or combining the shares of the other class.
Liquidation Rights
On liquidation, dissolution, or winding up of the Company, the assets legally available for distribution to shareholders are distributable ratably among the holders of shares of Class A Common Stock and Class B Common Stock outstanding at the time.
Other Rights and Preferences
The holders of our Class A Common Stock and our Class B Common Stock have no preemptive, subscription, exchange or conversion rights, and there are no redemption, preference or sinking fund provisions applicable to our Class A Common Stock or Class B Common Stock.  Holders of our Class A Common Stock and our Class B Common Stock are not subject to further calls or assessments by us.
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.
Listing
The Class A Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “PTVCA” and the Class B Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “PTVCB.”

Anti-Takeover Effects of Provisions of our Articles of Incorporation, our Bylaws and the IBCL

Certain provisions of the IBCL, our Articles of Incorporation and our Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, discourage or prevent a merger, a tender offer, a proxy contest, the assumption of control of the Company by a holder of a large block of the Common Stock or other person, or the removal of incumbent management, even if a shareholder might consider such actions to be in its best interests, including attempts that might result in a premium being paid over the marker price for such shares held by shareholders.

Meetings of Shareholders and Action by Unanimous Written Consent. Under Chapter 29 of the IBCL, any action required to be taken by our shareholders may be effected only at an annual meeting or special meeting of shareholders, and shareholders may act in lieu of such meetings only by unanimous written consent. Our Bylaws provide that special meetings of shareholders may be called by our Chief Executive Officer, our Chairman of the Board, our Board of Directors or by the holders of at least twenty-five percent of all votes to be cast on any issue proposed to be considered at the proposed special meeting.

Our Bylaws also establish an advance notice procedure for the nomination, other than by or at the direction of our Board of Directors, of persons for election as directors as well as for other shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director or raise business at such meetings must be delivered to the Company by a shareholder not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Such notice must contain certain specified information concerning the person to be nominated or the business to be brought before the meeting and the shareholder submitting the proposal. Although our Bylaws do not give our Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareholders.

Board of Directors. Our Bylaws provide that our directors are elected annually, to serve a term of one year and until their successors are chosen and qualified, or until their earlier removal, resignation or death.  Our Articles of Incorporation provide that a director may be removed, either for or without cause, only at a meeting of shareholders called expressly for that purpose by the affirmative vote of the holders of a majority of the outstanding shares of the Company’s stock entitled to vote generally in the election of directors.  Our Bylaws provide that any vacancy in our Board of Directors may be filled by a majority vote of the remaining members of the Board of Directors, even if less than a quorum.

Board Authority – Issuance of Shares. Our Board of Directors has the power to issue any or all of the shares of our capital stock without seeking shareholder approval, which could delay, defer or prevent any attempt to acquire or control us.

Amendment of Bylaws. Our Bylaws provide that our Board of Directors has the exclusive authority to make, alter, amend or repeal our Bylaws.

Control Share Acquisitions. Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights by the disinterested shareholders and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.

For purposes of Chapter 42 of the IBCL, the below definitions apply:

(a)
“Control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

(b)
“Control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

(i) one-fifth or more but less than one-third;
(ii) one-third or more but less than a majority; or
(iii) a majority or more.

(c)
“Issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.

The above provisions do not apply if, before a control share acquisition is made, an Indiana corporation’s articles of incorporation or bylaws, including a bylaw adopted by the Indiana corporation’s board of directors, provide that they do not apply. Our Articles of Incorporation and Bylaws do not exclude the Company from these provisions.

Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any business combinations with an “interested shareholder” for five years after the date the interested shareholder became an “interested shareholder” (the “share acquisition date”), unless the business combination or the purchase of shares by the interested shareholder on the interested shareholder’s share acquisition date is approved by the board of directors of the resident domestic corporation before the share acquisition date. If such prior approval is not obtained, the interested shareholder may effect a business combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified fair price criteria.

For purposes of Chapter 43 of the IBCL, the below definitions apply:

(a)
“Beneficial owner” means a person who, directly or indirectly, owns the subject shares, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of the subject shares, or holds any derivative instrument that includes the opportunity to profit or share in any profit derived from any increase in the value of the subject shares.

(b)
“Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, that is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

(c)	“Resident domestic corporation” means an Indiana corporation that has 100 or more shareholders.

The above provisions do not apply to corporations that elect not to be subject to Chapter 43 of the IBCL in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our Articles of Incorporation do not exclude the Company from Chapter 43 of the IBCL.